UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated March 18, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, March 18, 2022 Comisión Nacional de Valores

RE.: Proposal on the Results for Fiscal year ended December 31, 2021

I am writing to you in my capacity as Chairman of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Board of Directors of the Company, in its meeting held today, resolved to submit the following proposal to the shareholders with respect to the Retained Earnings as of December 31, 2021, which report a positive balance of AR$ 8,664,580,251.

1) Allocate AR$433,229,013 to establish the Legal Reserve

2) Allocate AR$8,231,351,238 to the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”.

3) It is also proposed to reclassify the amount of AR$16,212,018,395 from the account “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which will amount, as a consequence, to AR$54,433,878,894) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$347,907,102,480.

It is also proposed that the shareholders consider granting the Board of Directors the authority to totally or partially withdraw the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” and to distribute dividends in cash or in kind or any combination of both options.

We note that this proposal sets forth amounts in constant currency as of December 31, 2021.

Sincerely,

Telecom Argentina S.A.

/s/Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 18, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations